

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-mail</u>
Alicia Grande
Vice President and Chief Financial Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1500
Coral Gables, FL 33134

      Re: **Catalyst Pharmaceutical Partners, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 19, 2014
                File No. 001-033057

Dear Ms. Grande:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ *Bryan J. Pitko* <u>for</u>

                Jeffrey P. Riedler
                Assistant Director

cc: <u>Via E-mail</u>
          Andrew Schwartz, Esq.
          Akerman LLP